UNITED STATES
SECURITIES AND EXCHANGE COMMISSION 1046861
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04025020

April 1, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/1/2004

Re: Energy East Corporation
Incoming letter dated March 12, 2004

Dear Mr. Chevedden:

This is in response to your letter dated March 12, 2004 concerning the shareholder proposal submitted to Energy East by Emil Rossi. On March 1, 2004, we issued our response expressing our informal view that Energy East could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After we issued our response, we also received a letter from the company dated March 5, 2004. After reviewing the information contained in these letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Daniel S. Brown
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5389

PROCESSED
APR 26 2004
THOMSON
FINANCIAL

LeBoeuf, Lamb, Greene & MacRae
L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
BISHKEK
ALMATY
BEIJING

E-MAIL ADDRESS: DSBROWN@LLGM.COM
WRITER'S DIRECT DIAL: (212) 424-8382
WRITER'S DIRECT FACSIMILE: (212) 649-0462

March 5, 2004

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: **Energy East Corporation - 2004 Annual Meeting**

Gentlemen:

Please be advised that effective March 1, 2004, this firm has become counsel for Energy East Corporation (the "Company"). The undersigned has submitted letters dated February 2, 2004 and February 13, 2004 on behalf of the Company with respect to a shareholder proposal submitted by Mr. Emil Rossi (the "Proponent"). This letter is in response to the letter dated February 14, 2004 to the Office of Chief Counsel (the "February 14th Letter") from John Chevedden, the Proponent's designated representative.

The February 14th Letter ignores the fact that the Company's Board of Directors took action to fully implement the Proponent's proposal for the Company's 2004 Annual Stockholder Meeting (the "Proposal"). The Company advised the Proponent and Mr. Chevedden, prior to their submission of the February 14th Letter, that the Company's Board of Directors on February 12, 2004 adopted the following resolution:

> RESOLVED, that the Corporation will not adopt a poison pill unless such adoption is approved by a majority of the votes cast, as a separate ballot item, by holders of common stock entitled to vote; and that the Corporation will not dilute or remove this resolution without a shareholder vote, as a separate ballot item, at the earliest possible shareholder election.

The Company believes that this resolution substantially, if not fully, complies with the Proposal which states as follows:

> RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The February 14th Letter discusses an opinion of a law firm, Richards, Layton & Finger, P.A. (a copy of which has not been provided to us), which allegedly supports the Proponent's premise that the resolution adopted by the Company's Board on February 12, 2004 violates Delaware law and therefore violates New York law. We disagree with proponent's out of context use of a legal opinion that does not relate to the Company, a New York corporation, or to the resolution adopted by the Company's Board on February 12, 2004. There is no basis to rely on an irrelevant legal opinion to resolve the Company's request.

Moreover, the Proponent's concern has shifted from the possibility that the Company's Board could rescind its resolution, to the possible unenforceability of the board resolution that was adopted in response to the Proposal. This newly raised concern directly conflicts with the Proponent's statement in support of the Proposal:

> I believe our board may be tempted to partially implement this proposal.... I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Prior to the action taken by its Board, the Company discussed the February 12, 2004 resolution with the Proponent and his representative and included their suggestions in the resolution adopted. The Company continues to believe that the February 12th Board resolution substantially, if not completely, implements the Proposal. The Company has adopted a policy that requires shareholder approval, as a separate ballot item, in adopting any poison pill and addresses the Proponent's concerns by agreeing not to dilute or remove the Board resolution without a shareholder vote, as a separate ballot item, at the earliest possible shareholder election.

In 2004, the Office of Chief Counsel has issued a number of no action letters under Rule 14a-8(i)(10) with respect to the omission of proposals submitted by Mr. Chevedden on behalf of Proponent or his relatives that are substantially similar to the Proposal. *See*, 3M Company (February 17, 2004); Entergy Corporation (February 11, 2004); The Allstate Corporation (January 28, 2004); Marathon Oil Corporation (January 16, 2004). In the case of 3M, Allstate and Marathon Oil, their respective board of directors had adopted a policy of seeking shareholder approval before adopting a poison pill, but had retained some flexibility to adopt a poison pill without seeking prior shareholder approval, to the extent necessary in exercising its fiduciary responsibilities.

The resolution adopted by the Company's Board of Directors more fully implements the Proposal than the policies adopted by the boards of 3M, Allstate and Marathon Oil. A shareholder vote on a non-binding shareholder proposal would not serve any reasonable or additional purpose. The Company has never had a shareholder rights plan or poison pill and has responded to the vote of its shareholders in 2003 and to the current Proposal.

The Company respectfully repeats its request that the Staff of the Division of Corporation Finance not recommend enforcement action if the Company's management omits the Proposal from its proxy statement and proxy on the grounds that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) as having already been substantially implemented.

The Company is sending a copy of this letter to the Proponent.

If you have any questions concerning this submission, please call the undersigned at (212) 424-8382. In the event that Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response. Kindly acknowledge receipt of the original and seven copies of this letter with attachments, on the enclosed acknowledgement copy of this letter, and return the copy to me in the enclosed self-addressed stamped envelope.

Very truly yours,

Daniel S. Brown

cc: Mr. Emil Rossi
Mr. John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

March 12, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Energy East Corporation (EAS)
Poison Pill Topic

Ladies and Gentlemen:

Included is a supplemental rule 14a-8 shareholder proposal which is submitted consistent with following the successful lead of companies in both a) submitting supplemental no action arguments and b) in submitting new facts. This is a request to receive the same consideration as the supplemental company no action requests and the new company facts. This could be considered less than a supplemental proposal because it is the same as the original proposal except a sentence is withdrawn concerning director discretion.

It is believed that rule 14a-8 intends for shareholders and companies to have the same rights for reconsideration. In other words that there is not be a two-tier system for reconsideration with companies being given a superior number of options to obtain successful reconsideration.

Companies now have the last-minute option of obtaining Staff concurrence with fine-tuning the text of their response to rule 14a-8 shareholder proposals. This is a shareholder request for less than an opportunity for fine-tuning – simply the withdrawal of text.

SLB 14 does not set an absolute limit on the opportunity to revise shareholder proposals:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

Additionally this shareholder request can be considered the most minor of revisions, if even a revision, because it merely withdraws text.

This request is submitted consistent with shareholders having a lesser option in the rule 14a-8 process than companies have – that of merely withdrawing text.

Sincerely,

John Chevedden

cc:
Emil Rossi
Wesley Von Schack

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

This topic won an overall 60% yes-vote at 79 companies in 2003.

.1. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.